Exhibit 8.1

List of Principal Subsidiaries

Name of Subsidiary	Place of incorporation	Percentage of equity attributable to the Company
Finfront Holding Company	Cayman Islands	100%
Stella Aegis Limited	Hong Kong	100%
Finfront Tech Company	Cayman Islands	100%
Ethereal Tech Pte. Ltd.	Singapore	100%
Ethereal Tech US Corporation	United States	100%
Ethereal Tech ME Ltd	United Arab Emirates	100%
Cloudmap Tech Group Limited	Hong Kong	100%
Uni-Titan LLC	United States	51%